UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CANDEV RESOURCE EXPLORATION, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

137398 103
(CUSIP Number)

copy to: Mark McLeary c/o Candev Resource Exploration, Inc. Suite 400- 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2 Tel: 604.678.2531
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	137398 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark McLeary
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,810,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
5,810,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,810,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 59% based on 9,835,135 shares of common stock outstanding as of the date of this report.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Schedule 13D is being filed on behalf of Mark McLeary relating to the shares of common stock of Candev Resource Exploration, Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at Suite 400 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

Item 2. Identity and Background

(a)	Name: Mark McLeary.
(b)	Residence or business address: Suite 2400 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.
(c)	During the last five years, Mr. McLeary has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(d)

During the last five years, Mr. McLeary was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. McLeary is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations

Mark McLeary participated in the initial private placement of the Issuer’s securities on January 13, 2006, purchasing 5,500,000 shares of common stock at a price of $0.001 per share for the total purchase price of US$5,500, which was paid in cash.

Since January 13, 2006, Mark McLeary has acquired and disposed of shares of common stock of the Issuer as follows:

Date of Purchase	Acquired or Disposed	Amount of Shares	Price Per Share
October 4, 2007	Disposed	50,000	$0.30
August 13, 2008	Disposed	65,000	$0.30
August 15, 2008	Disposed	50,000	$0.30
October 22, 2008	Disposed	35,000	$0.30
March 6, 2009	Acquired	500,000	$0.10
June 23, 2009	Acquired	100,000	$0.25
July 2, 2009	Disposed	88,000	$0.27
July 6, 2009	Disposed	2,500	$0.27
July 7, 2009	Disposed	9,500	$0.27
July 7, 2009	Acquired	10,000	$0.25

Item 4. Purpose of Transaction

Mr. McLeary acquired the 5,810,000 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Mr. McLeary does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. McLeary is 5,810,000 shares, or 59% of the Issuer, based on 9,835,135 shares of common stock outstanding as of the date of this report.

Mr. McLeary has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 5,810,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Mr. McLeary has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Mr. McLeary is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,810,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between Mr. McLeary and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Subscription Agreement between Candev Resource Exploration, Inc. and Mark McLeary dated January 13, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009	/s/ Mark McLeary Signature
Mark McLeary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW2722059.1